Exhibit 99.1

Sequans Communications Announces Fourth Quarter and Full Year 2014 Financial Results

PARIS--(BUSINESS WIRE)--February 5, 2015--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights:

Revenue: Revenue of $6.6 million increased 2% compared to the third quarter of 2014, with slightly higher product sales partially offset by lower other revenue. Revenue increased 32% compared to the fourth quarter of 2013 due to higher sales of products primarily for the LTE markets, partially offset by lower other revenue.

Gross margin: Gross margin was 6.1% (34.7% on a non-IFRS basis) compared to gross margin of 39.4% in the third quarter of 2014, primarily due to the recording of non-cash provisions for slow-moving WiMAX inventory in the amount of $1.9 million, and compared to 43.8% in the fourth quarter of 2013. Non-IFRS gross margin excludes the provision for slow-moving inventory.

Operating loss: Operating loss was $9.2 million compared to an operating loss of $8.0 million in the third quarter of 2014 and an operating loss of $8.2 million in the fourth quarter of 2013, reflecting the impact of the inventory provision.

Net loss: Net loss was $9.0 million, or ($0.15) per diluted share/ADS, compared to a net loss $8.1 million, or ($0.14) per diluted share/ADS in the third quarter of 2014 and a net loss of $8.3 million, or ($0.17) per diluted share/ADS in the fourth quarter of 2013.

Non-IFRS Net loss: Excluding stock-based compensation and the non-cash provision for slow-moving WiMAX inventory, non-IFRS net loss was $7.0 million, or ($0.12) per diluted share/ADS, compared to a non-IFRS net loss of $7.8 million, or ($0.13) per diluted share/ADS in the third quarter of 2014, and a non-IFRS net loss of $7.6 million, or ($0.15) per diluted share/ADS, in the fourth quarter of 2013.

Cash and cash equivalents: Cash position of $12.5 million at December 31, 2014 does not reflect $2.5 million of year-end invoicing that was not financed as originally planned and, therefore, is scheduled to be collected in the first quarter of 2015.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2014	%*	Q3 2014	%*	Q4 2013	%*	Full year 2014	%*	Full year 2013	%*
Revenue	$6.6		$6.5		$5.0		$22.6		$13.7
Gross profit	0.4	6.1%	2.5	39.4%	2.2	43.8%	6.8	30.2%	4.9	35.7%
Operating loss	(9.2)	(139.2%)	(8.0)	(123.3%)	(8.2)	(164.3%)	(34.1)	-150.7%	(35.4)	(258.5%)
Net loss	(9.0)	(137.6%)	(8.1)	(126.0%)	(8.3)	(166.7%)	(34.1)	-151.0%	(35.6)	(259.5%)
Diluted EPS	($0.15)		($0.14)		($0.17)		($0.58)		($0.78)
Weighted average number of diluted shares/ADS	59,144,741		59,144,741		50,296,313		59,141,716		45,456,367
Cash flow used in operations	(5.7)		(7.0)		(0.3)		(24.4)		(24.3)
Cash, cash equivalents and short-term investments at quarter-end	12.5		16.9		37.2		12.5		37.2

Additional information:
Non-recurring expenses : WiMAX inventory provision	1.9		-		-		1.9		-
Stock-based compensation included in operating result	0.2		0.3		0.7		1.3		2.2
Non-IFRS diluted EPS (excludes stock-based compensation, non-cash inventory provision)	($0.12)		($0.13)		($0.15)		($0.52)		($0.74)

* Percentage of revenue

“The fourth quarter launches of the Best Buy Insignia tablet and the Verizon Ellipsis Jetpack mobile router were important milestones in our penetration of the U.S. market,” said Georges Karam, Sequans CEO. “We also achieved new design wins in each of our market segments to help fuel our global growth in 2015. In addition, we recently introduced the industry’s first LTE CAT 1 solution optimized for M2M and IoT which will expand the scope of our served market to include devices and applications that require low cost and low power solutions, as we expect major LTE carriers will enable CAT 1 on their networks in 2015. Meanwhile, we are about to close an initial strategic partnership for technology development that will provide additional service revenues.”

2015 Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the first quarter of 2015 to be in the range of $4 to $6 million, reflecting seasonality, with non-IFRS gross margin above 35%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.12) and ($0.14) for the first quarter of 2015, based on approximately 59.1 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock-based compensation.

Meaningful sequential revenue growth is expected beginning in the second quarter as new devices are launched in addition to the product already shipping. In addition, discussions with several potential strategic partners are continuing. When finalized, these alliances are expected to contribute financing and incremental revenue.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter of 2014 today, February 5, 2015, at 8:00 a.m. EDT/14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9959 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 5, 2015, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 349374.

Sequans may choose to use social media channels such as its website (www.sequans.com), Twitter account (www.twitter.com/Sequans) and Facebook page (www.facebook.com/Sequans) as a means of disclosing material information. A list of these social media channels is posted on Sequans website at www.sequans.com/investors/ and may be updated from time to time.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations and potential strategic ventures, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including LTE and WiMAX markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to execute on strategic alliances; and (x) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation and a provision for certain slow-moving WiMAX inventory. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2014	2014	2013

Revenue :
Product revenue	$5,759	$5,573	$3,971
Other revenue	813	885	1,023
Total revenue	6,572	6,458	4,994
Cost of revenue
Cost of product revenue	6,036	3,824	2,996
Cost of other revenue	133	87	(187)
Total cost of revenue	6,169	3,911	2,809
Gross profit	403	2,547	2,185
Operating expenses :
Research and development	6,595	7,603	7,256
Sales and marketing	1,255	1,390	1,074
General and administrative	1,704	1,516	2,059
Total operating expenses	9,554	10,509	10,389
Operating loss	(9,151)	(7,962)	(8,204)
Financial income (expense):
Interest income (expense), net	(23)	(7)	2
Foreign exchange gain	164	(121)	(122)
Loss before income taxes	(9,010)	(8,090)	(8,324)
Income tax expense	34	45	1
Loss	$(9,044)	$(8,135)	$(8,325)
Attributable to :
Shareholders of the parent	(9,044)	(8,135)	(8,325)
Minority interests	-	-	-
Basic loss per share	($0.15)	($0.14)	($0.17)
Diluted loss per share	($0.15)	($0.14)	($0.17)
Weighted average number of shares used for computing:
— Basic	59,144,741	59,144,741	50,296,313
— Diluted	59,144,741	59,144,741	50,296,313

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2014	2013

Revenue :
Product revenue	$19,836	$10,708
Other revenue	2,766	3,004
Total revenue	22,602	13,712
Cost of revenue
Cost of product revenue	15,435	8,616
Cost of other revenue	346	205
Total cost of revenue	15,781	8,821
Gross profit	6,821	4,891
Operating expenses :
Research and development	28,634	28,357
Sales and marketing	5,278	4,449
General and administrative	6,969	7,528
Total operating expenses	40,881	40,334
Operating loss	(34,060)	(35,443)
Financial income (expense):
Interest income, net	(20)	34
Foreign exchange gain	118	(35)
Loss before income taxes	(33,962)	(35,444)
Income tax expense (benefit)	162	142
Loss	$(34,124)	$(35,586)
Attributable to :
Shareholders of the parent	(34,124)	(35,586)
Minority interests	-	-
Basic loss per share	($0.58)	($0.78)
Diluted loss per share	($0.58)	($0.78)
Weighted average number of shares used for computing:
— Basic	59,141,716	45,456,367
— Diluted	59,141,716	45,456,367

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
(in thousands of US$)	2014	2013

ASSETS
Non-current assets
Property, plant and equipment	$8,743	$6,622
Intangible assets	3,440	4,679
Deposits and other receivables	320	471
Available for sale assets	597	1,098
Total non-current assets	13,100	12,870
Current assets
Inventories	9,199	6,582
Trade receivables	7,749	5,486
Prepaid expenses and other receivables	2,988	2,832
Recoverable value added tax	447	508
Research tax credit receivable	3,443	8,006
Short-term investments	160	-
Cash and cash equivalents	12,329	37,244
Total current assets	36,315	60,658
Total assets	$49,415	$73,528

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 59,144,741 shares authorized, issued and outstanding at December 31, 2014 (59,129,639 at December 31, 2013)	$1,568	$1,567
Share premium	165,507	165,785
Other capital reserves	15,997	14,721
Accumulated deficit	(157,363)	(123,239)
Other components of equity	(594)	95
Total equity	25,115	58,929
Non-current liabilities
Government grant advances and loans	4,013	604
Finance lease obligations	9	240
Provisions	1,228	460
Deferred tax liabilities	2	37
Total non-current liabilities	5,252	1,341
Current liabilities
Trade payables	11,231	7,252
Interest-bearing receivables financing	2,133	-
Government grant advances	603	435
Finance lease obligations	202	261
Other current liabilities	4,017	4,384
Deferred revenue	314	343
Provisions	548	583
Total current liabilities	19,048	13,258
Total equity and liabilities	$49,415	$73,528

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of US$)	2014	2013

Operating activities
Loss before income taxes	$(33,962)	$(35,444)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	3,510	4,510
Amortization and impairment of intangible assets	1,790	1,826
Share-based payment expense	1,276	2,165
Increase (decrease) in provisions	308	144
Financial expense (income)	20	(34)
Foreign exchange loss (gain)	(15)	17
Loss (Gain) on disposal of property, plant and equipment	34	-
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(1,619)	462
Decrease (Increase) in inventories	(2,617)	861
Decrease (Increase) in research tax credit receivable	4,563	424
Increase (Decrease) in trade payables and other liabilities	3,424	1,272
Increase (Decrease) in deferred revenue	(29)	(266)
Increase (Decrease) in government grant advances	(816)	(33)
Income tax paid	(273)	(249)
Net cash flow used in operating activities	(24,406)	(24,345)

Investing activities
Purchase of intangible assets and property, plant and equipment	(6,242)	(3,919)
Sale (purchase) of financial assets	652	(180)
Interest received	125	143
Net cash flow used in investments activities	(5,465)	(3,956)

Financing activities
Public equity offering, net of costs	(300)	37,131
Proceeds from issue of warrants and exercise of stock options/warrants	23	-
Proceeds from Interest-bearing receivables financing	2,133	-
Proceeds from interest-bearing research project financing	3,648	-
Repayment of borrowings and finance lease liabilities	(244)	(231)
Interest paid	(139)	(109)
Net cash flows from financing activities	5,121	36,791

Net increase (decrease) in cash and cash equivalents	(24,750)	8,490
Net foreign exchange difference	(5)	3
Cash and cash equivalent at January 1	37,244	28,751
Cash and cash equivalents at end of the period	$12,489	$37,244

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31,	Sept 30,	Dec 31,
	2014	2014	2013
Net IFRS loss as reported	$(9,044)	$(8,135)	$(8,325)
Add back
Non-recurring expenses : WiMAX inventory provision (1)	1,875	-	-
Stock-based compensation expense according to IFRS 2 (2)	217	334	687
Non-IFRS loss adjusted	$(6,952)	$(7,801)	$(7,638)

IFRS basic loss per share as reported	($0.15)	($0.14)	($0.17)
Add back
Non-recurring expenses : WiMAX inventory provision	$0.03	-	-
Stock-based compensation expense according to IFRS 2	$0.00	$0.01	$0.02
Non-IFRS basic loss per share	($0.12)	($0.13)	($0.15)
IFRS diluted loss per share	($0.15)	($0.14)	($0.17)
Add back
Non-recurring expenses : WiMAX inventory provision	$0.03	-	-
Stock-based compensation expense according to IFRS 2	$0.00	$0.01	$0.02
Non-IFRS diluted loss per share	($0.12)	($0.13)	($0.15)

(1) All included in cost of goods sold in the IFRS loss
(2) Included in the IFRS loss as follows:
Cost of product revenue	$9	$10	$43
Research and development	110	153	251
Sales and marketing	(18)	60	140
General and administrative	116	111	253

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

(in thousands of US$, except share and per share amounts)	Year ended December 31,
	2014	2013
Net IFRS loss as reported	$(34,124)	$(35,586)
Add back
Non-recurring expenses : WiMAX inventory provision (1)	1,875	-
Stock-based compensation expense according to IFRS 2 (2)	1,277	2,164
Non-IFRS loss adjusted	$(30,972)	$(33,422)

IFRS basic loss per share as reported	($0.58)	($0.78)
Add back
Non-recurring expenses : WiMAX inventory provision	$0.03	-
Stock-based compensation expense according to IFRS 2	$0.02	$0.04
Non-IFRS basic loss per share	($0.52)	($0.74)
IFRS diluted loss per share	($0.58)	($0.78)
Add back
Non-recurring expenses : WiMAX inventory provision	$0.03	-
Stock-based compensation expense according to IFRS 2	$0.02	$0.04
Non-IFRS diluted loss per share	($0.52)	($0.74)

(1) All included in cost of goods sold in the IFRS loss
(2) Included in the IFRS loss as follows:
Cost of product revenue	$47	$112
Research and development	559	764
Sales and marketing	166	419
General and administrative	505	869

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com